Exhibit 1
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For Immediate Release                                               6 March 2008


                                  ANNOUNCEMENT

                              WPP GROUP PLC ("WPP")
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WPP was notified today of changes in the share ownership of executive  directors of the company pursuant to the exercise and satisfaction of awards under the Leadership Equity Acquisition Plan 2004 ("LEAP"). The ability to exercise these awards depended on the satisfaction of a number of conditions including the relative performance of WPP against key competitors between 2004 and 31 December 2007 and the requirement to retain shares in WPP during the same period.

WPP was also notified today of changes in the share ownership of executive directors of the company pursuant to the vesting of 2005 Executive Share Awards ("ESA") granted in 2006.

On 5th March 2008 (but subject to the deferral noted below), Sir Martin Sorrell became entitled to receive 2,823,786 shares pursuant to the award granted under LEAP in 2004. Sir Martin has deferred the receipt of these shares until November 2011 following the approval to do so granted by WPP's Share Owners at their Extraordinary General Meeting held on 21 December 2007. On 6th March 2008, Sir Martin became entitled to receive 123,308 shares pursuant to the terms of his ESA granted in 2006. He is retaining all of these shares. At today's date, Sir Martin and his family interests are interested in 16,555,181 WPP shares (inclusive of the shares acquired pursuant to the award granted under LEAP in 2004, receipt of which has been deferred) representing 1.404% of the issued share capital of WPP.

On 5th March 2008, Mr Paul Richardson exercised his option to receive the shares which vested pursuant to the award granted under LEAP in 2004 in relation to 84,715 shares of which 42,443 have been sold to fund taxes. On 6th March 2008, Mr Richardson became entitled to receive 69,534 shares pursuant to his ESA granted in 2006, of which he has sold 34,837 to fund taxes. Mr Richardson's beneficial holding is now 291,319 shares, representing 0.025% of WPP's issued share capital.

On 6th March 2008, Mr Mark Read became entitled to receive 33,724 shares pursuant to his ESA granted in 2006, of which he has sold 13,855 to fund taxes. Also on 6th March 2008, Mr Read became entitled to receive 20,162 shares pursuant to a special restricted stock grant made in 2005, of which 8,283 have been sold to fund taxes. Mr Read's beneficial holding is now 60,190 shares, representing 0.0051% of WPP's issued share capital.



Contact :
Feona McEwan                                              T. +44 (0)20 7408 2204
WPP Group plc